

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2007

Mr. Michael G. Long
Chief Financial Officer
Edge Petroleum Corp.
1301 Travis, Suite 2000
Houston, TX 77002

> **Re:** **Edge Petroleum Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 1-33270**

Dear Mr. Long:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 38

Critical Accounting Policies and Estimates, page 42

Ceiling Test, page 42

1.   We note your discussion of the ceiling test impairment recorded during the
        quarter ended September 30, 2006 and the related disclosure indicating that you
        believe you would have avoided a write down if you had elected to use prices
        subsequent to September 30, 2006 in calculating your ceiling test. Tell us
        whether, during any prior periods, you elected to use prices subsequent to period
        end to recompute your ceiling test and reduce or eliminate a write down that
        otherwise would have been recorded based on period end prices. If so, identify
        the period involved and tell us the date of the subsequent prices.

Derivative and Hedging Activities, page 45

2.   You disclose, here and elsewhere in your filing, that you discontinued cash flow
        hedge accounting treatment applied to your natural gas contracts due to projected
        changes in 2006 physical production volumes hedged and to give you flexibility
        in how you market your physical production. Explain to us, in reasonable detail
        and with a view towards expanded disclosure, the following:

        •   The extent of, and the reasons for, the projected changes in the 2006 physical
            volumes hedged;

        •   The nature of the desired additional flexibility in how you market your
            physical production; and,

        •   How discontinuing the use of cash flow hedge accounting provided the
            desired marketing flexibility.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 5. Property and Equipment, page F-15

3.   We note the tabular summarization of the cost of properties not subject to
        amortization by the year the cost was incurred. Explain to us how you considered

the requirement to provide this information by category of cost incurred. See Rule 410(c)(7)(ii) of Regulation S-X.

4.   Regarding the costs currently excluded from capitalized costs being amortized, explain to us where you have provided a description of the current status of the significant projects or properties involved, including the anticipated timing of the inclusion of the costs in the amortization computation. See Rule 410(c)(7)(ii) of Regulation S-X.

Note 21. Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-36

Results of Operations

5.   Your tabular presentation of results of operations for your oil and natural gas producing activities appears to exclude the ceiling test write down recorded during the third quarter of 2006. Explain to us why you believe this presentation complies with the provisions of SFAS 69, par. 24(d).

Engineering Comments

General

6.   Please provide us with a copy of your reserve reports as of December 31, 2006. Please provide these on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROMs to James Murphy at mailstop 7010.

Core Areas of Operations, page 11

7.   Please revise your document to expand your disclosure on your principal properties. Please include production, reserves, nature of your interest, location and development information for your principal properties. For properties that are of major significance please include maps and other details. Please see Instruction 3 to Item 102 of Regulation S-K for guidance.

Results of Operations, page 45

Oil and Natural Gas Operating Expenses, page 49

8.   Please tell us if your operating costs include transportation costs.

Suppplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-36

Reserves, page F-37

9.   Please revise your document to include adequate explanations for the significant reserve changes such as revisions and extensions and discoveries in the year-to-year reserves table. See paragraph 11 of SFAS 69 for guidance.

Standardized Measure, page F-37

10.   Please reconcile for us that you estimate your total future development costs to be $75.4 million with the fact that you incurred $65 million in development costs in 2006 alone.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

Mr. Michael G. Long
Edge Petroleum Corp.
December 28, 2007
page 5

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant